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                           March 7, 2022

       Rafael Museri
       Chief Executive Officer
       Selina Holding Company, UK Societas
       6th Floor, 2 London Wall Place
       Barbican, London EC2Y 5AU
       England

                                                        Re: Selina Holding
Company, UK Societas
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted February
8, 2022
                                                            CIK No. 0001909417

       Dear Mr. Museri:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Questions and Answers About the Business Combination and the Special Meeting, page 7

   1. Please revise your sensitivity analysis disclosure to show the potential impact of redemptions on the per
share value of the shares owned by non-redeeming shareholders by including a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. We note your disclosure on page 11 that the sponsor and the officers and directors of
                                                        BOA agreed to waive
their redemption rights with respect to their shares of BOA common stock. Please describe
any consideration provided in exchange for this agreement.
 Rafael Museri
FirstName  LastNameRafael Museri
Selina Holding Company, UK  Societas
Comapany
March      NameSelina Holding Company, UK Societas
       7, 2022
March2 7, 2022 Page 2
Page
FirstName LastName
Summary, page 20

3.       Please disclose if the SPAC   s sponsors, directors, officers or their
affiliates will
         participate in the private placement to purchase 5,545,000 PIPE
Shares.
4. Please quantify Selina's history of revenues and net losses since inception, as well as its accumulated deficit as of a recent date.
Interests of BOA Directors and Officers in the Business Combination, page 28

5. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. Additionally,
         please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Moreover, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
6. Please add a conflicts of interest discussion so that it highlights all material interests in the
         transaction held by the sponsor and the company   s officers and
directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Selina. Clarify how the board considered those conflicts in negotiating and recommending the business combination. We also note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Risk Factors, page 42

7. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
8. Please add a risk factor to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. We also note the disclosure starting on page 175 relating to the right of Selina security holders to convert their debt and/or warrants into Selina Ordinary Shares upon the occurrence of certain triggering events, such as a qualifying equity financing or the consummation of the business
 Rafael Museri
FirstName  LastNameRafael Museri
Selina Holding Company, UK  Societas
Comapany
March      NameSelina Holding Company, UK Societas
       7, 2022
March3 7, 2022 Page 3
Page
FirstName LastName
         combination. If these security holders are able to convert their securities in connection with the business combination or PIPE Investment, please disclose the potential dilution to non-redeeming shareholders. Also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Finally, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
9. We note that upon the completion of the business combination all BOA Acquisition Corp.
         warrants that have not been exercised will become Selina warrants that may be exercised to purchase one Selina ordinary share. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Background of the Business Combination, page 94

10. We note on page 99 disclosure that a presentation was provided to the PIPE investors.
         Please disclose whether the projections provided in the PIPE investor presentation are materially similar to those provided in this filing. For example, we note that Selina's financial projections provided in the Rule 425 prospectus filed on January 20, 2022 by
         BOA Acquisition Corp. contain projections for the year 2025, whereas page 106 of the filing only reflects projections for the years 2022, 2023, and 2024. If different sets of projections were prepared for different reasons and delivered to different investors, please disclose and explain the reasons for such different projections. Certain Projected Financial Information, page 106

11. Please address the following with respect to the projections on page 106 of your filing:
             Please expand your disclosure to include a narrative discussion of the adjustments made to arrive at the non-IFRS measures of Selina Unit Level EBITDA, Operating
             Income (Loss) before Corporate Overhead and Adj. EBITDA from net loss.
             Clarify for us why Remote Year Revenue is included in Selina Unit Level EBITDA but Remote Year Operating Expenses appear to be excluded from the measure.
             Expand your disclosure to include a discussion of the types of costs excluded from your non-IFRS measures and the historic significance of these costs to your operations.
12. On page 107 you describe various matters underlying the projections in which Selina's management made estimates and assumptions, including future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of
 Rafael Museri
FirstName  LastNameRafael Museri
Selina Holding Company, UK  Societas
Comapany
March      NameSelina Holding Company, UK Societas
       7, 2022
March4 7, 2022 Page 4
Page
FirstName LastName
         Selina. Please revise your disclosure to include detailed quantitative and qualitative disclosure regarding the material underlying assumptions, conclusions and limitations of the projections. Additionally, please disclose whether the projections are in line with historic operating trends; if not, address why the projections are reasonable.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Selina
Key Trends and Factors Affecting the Results of Selinas Operations, page 162

13. If known, please discuss any trends relating to Selina's labor costs that are reasonably likely to have a material effect on Selina's profitability. We note the disclosure on page
         167 that "Selina expects its payroll and employee expenses to decrease as a percentage of revenues as Selina continues to institute labor efficiency strategies including the application of technology to manage labor resources." See Item 5.D of Form 20-F.
Non-IFRS Financial Measures, page 172

14.      Please address the following with respect to your non-IFRS measures:
             It appears your calculation of EBITDA excludes non-operational income, net and impairments. Please explain to us how your calculation complies with question
             103.01 of the Compliance & Disclosure Interpretations related to Non-GAAP
             Financial Measures.
             We note your calculations of Adjusted EBITDA and Unit-Level EBITDA exclude rent expense. Please explain to us how you determined this would be an
             appropriate adjustment to arrive at your non-IFRS financial measures. Reference is made to question 100.01 of the C&DI related to Non-GAAP Financial Measures.
             We note your calculation of Unit-Level EBITDA excludes corporate overhead costs.
             Please provide us with a detailed schedule of these costs, tell us where they are located on your consolidated statements of profit or loss, and explain to us why they are not costs directly related to the operation of your properties.
Management Following the Business Combination, page 195

15. Please reconcile your corporate governance disclosure under this heading with your
         disclosure in the risk factor on page 57    As Selina will be a
foreign private issuer    and
         intends to follow certain home country corporate governance practices " Please make clear under this heading whether you intend to follow the practices specified in that risk factor.
Certain Material U.S. Federal Income Tax Considerations, page 209

16. We note your disclosure on page 212 that if the Section 7874 Percentage applicable to the business combination is at least 60% but less than 80%, Selina and
certain of Selina   s
         shareholders may be subject to adverse tax consequences. Please provide risk factor disclosure or advise.
 Rafael Museri
Selina Holding Company, UK Societas
March 7, 2022
Page 5
17. We note your disclosure that the business combination is intended to qualify as a tax-free
          reorganization    within the meaning of Section 368(a) of the Code,
although this
       treatment is not entirely free from doubt. You also state that if the business combination qualifies as a tax-free reorganization, U.S. Holders will generally not recognize gain or loss. Please disclose that you have received a tax opinion and file it as an exhibit. If the tax opinion is a "should" or "more likely than not" opinion, revise your risk factor disclosure on page 76 to discuss the opinion. For guidance, see Staff Legal Bulletin No.
       19, Section III. Also clarify the federal income tax consequence disclosure on pages 12,
       17 and 26.

Security Ownership of Certain Beneficial Owners and Management of BOA and Selina, page
247

18. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Enforceability of Civil Liability, page 252

19. Please revise your disclosure to include all of the information required by Item 101(g) of
       Regulation S-K, including, for example, information regarding material jurisdictions, officers, directors and experts. Additionally, please make clear whether any treaties or reciprocity may exist with the United States and any material jurisdiction. We note, for
       example, your disclosure on page 244 under    Shareholder Suits."
       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                               Sincerely,
FirstName LastNameRafael Museri
                                                               Division of
Corporation Finance
Comapany NameSelina Holding Company, UK Societas
                                                               Office of Real
Estate & Construction
March 7, 2022 Page 5
cc:       Ben Stein
FirstName LastName